
Mail Stop 3010

April 29, 2010

Mr. Joseph Azzata
Chief Executive Officer
Medical Connections Holdings, Inc.
2300 Glades Road, Suite 202 E
Boca Raton, Florida 33431

Re: Medical Connections Holdings, Inc.
Preliminary Information Statement on Schedule 14C
Filed April 9, 2010
File No. 333-72376

Dear Mr. Azzata:

We have limited our review of your filing to those issues we have addressed in our comment. Where indicated, we think you should revise your document in response to the comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   On page 3, we note that your 2010 Stock Incentive Plan will grant certain awards to all employees of the company, including your key executives. Please revise your information statement to include the information required by Item 402 of Regulation S-K. Refer to Item 1 of Schedule 14C and Item 8 of Schedule 14A.

2.   While your disclosure indicates that the stock incentive plan covers the grant of both stock-based and cash-based awards, we were unable to locate parallel disclosure regarding cash-based awards in the copy of the plan attached as Annex A to your information statement. Please reconcile your disclosure with Annex A or, alternatively, explain this discrepancy.

3.   We note your disclosure on page 6 under the *Limitation of Awards* caption
        indicating that a maximum of 2,000,000 common shares may be granted as
        incentive stock options under the plan. Please reconcile this figure with
        Section 5(b)(i) of the 2010 Stock Incentive Plan, which states that a maximum of
        10,000,000 shares may be granted as incentive stock options.

4.   Please revise your disclosure throughout the information statement to uniformly
        identify your plan. As an example only, we note that in your notice to
        shareholders, you refer to the plan as your "2010 Stock Option Plan," while on
        page 1, you refer to the plan as your "2010 Long-Term Incentive Plan."

5.   We note from your disclosure on page 9 that you amended your charter on
        November 12, 2009 to create a class of Series C Preferred Stock. We also note
        that you issued 230,000 shares of Class C Preferred Stock to each of Mr. Azzata
        and Mr. Nicolosi, which increased their voting ownership from 27.56% of the
        voting stock to 58.95% and could be deemed a change of control. Please tell us
        whether you received shareholder approval for this amendment and, if so, explain
        to us why you did not file a proxy or information statement related to the charter
        amendment.

                                    * * * * *

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

   ·   the company is responsible for the adequacy and accuracy of the disclosure in the
        filing;

   ·   staff comments or changes to disclosure in response to staff comments do not
        foreclose the Commission from taking any action with respect to the filing; and

   ·   the company may not assert staff comments as a defense in any proceeding
        initiated by the Commission or any person under the federal securities laws of the
        United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jerard T. Gibson, Attorney-Advisor, at (202) 551-3473 or the undersigned at (202) 551-3785 with any questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Laura M. Holm
        Akerman Senterfitt (via facsimile)